Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
EnLink Midstream, LLC:

We consent to the use of our report dated February 21, 2018, with respect to the consolidated balance sheets of EnLink Midstream, LLC and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-4.

/s/ KPMG LLP

Dallas, Texas
November 8, 2018